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 April 9, 2021
Confidential
Ms. Kathryn Jacobsen
Mr. Edwin Kim
Mr. Robert Littlepage
Ms. Jan Woo
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TDCX Inc. (which is a newly formed entity and parent of TDCX (KY) PTE LTD)
Response to the Staff   s Comments dated February 25, 2021 on the Draft
Registration Statement Submitted
January 29, 2021
CIK No. 0001803112

Dear Ms. Jacobsen, Mr. Edwin Kim, Mr. Littlepage and Ms. Woo:

       On behalf of our client, TDCX Inc., a company organized under the laws of the Cayman Islands (the
   Company   ), we submit to the staff (the    Staff   ) of the Securities and
Exchange Commission (the    Commission   )
this letter setting forth the Company   s responses to the comments contained
in the Staff   s letter dated February 25,
2021 on the amendment no. 1 to draft registration statement on Form F-1 confidentially submitted by TDCX (KY)
PTE LTD (   TDCX KY   ) on January 29, 2021 (the    Amended Draft Registration
Statement   ).

      Concurrently with the submission of this letter, the Company is submitting its revised draft registration
statement on Form F-1 (the    Second Amended Draft Registration Statement   )
and certain exhibits via EDGAR to
the Commission for confidential review pursuant to the Jumpstart Our Business
Startups Act (the    JOBS Act   ).
       The Company respectfully advises the Staff that, on March 23, 2021, the Company, which is 100% owned by
Mr. Laurent Bernard Marie Junique, acquired Mr. Junique   s 100% interest in
TDCX KY. As the Company and
TDCX KY were under common control of Mr. Junique during all the periods presented in the Second Amended
Draft Registration Statement, the acquisition of TDCX KY by the Company was accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in our consolidated financial statements as if the reorganization had always been in place. As such, the consolidated financial statements in the
Second Amended Draft Registration Statement were prepared as if the Company had control over TDCX KY (as
well as TDCX KY   s subsidiaries) for all periods presented. Accordingly, the
Company has replaced TDCX KY as
the registrant in the Second Amended Draft Registration Statement. We are also proceeding with the process of
changing the name of the company under CIK No. 0001803112 from    TDCX (KY) PTE
LTD    to    TDCX Inc.   .
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      In addition to adding and revising disclosure in response to the Staff s comments, the Company has updated the Second Amended Draft Registration Statement to include its audited consolidated financial statements for the year ended December 31, 2020 and related financial information.

      To facilitate your review, we have separately delivered to you today four courtesy copies of the Second
Amended Draft Registration Statement, marked to show changes to the Amended Draft Registration Statement, and four copies of the submitted exhibits.

      The Staff   s comments are repeated below in italics and are followed by
the Company   s responses. We have
included page references in the Second Amended Draft Registration Statement where the language addressing a particular comment appears. Further, the Company respectfully submits that it has included a presentation in Exhibit
A in response to Comment 19 from the Staff   s Comments dated March 12, 2020.
Capitalized terms used but not
otherwise defined herein have the meanings set forth in the Second Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1
Selected Quarterly Results of Operations
Quarterly Trends, page 77
1. You indicate that the slight revenue declines in the second quarter of 2020 were attributed to your travel and hospitality clients and offset by your newly acquired new economy and blue-chip clients. To the extent material, please quantify the declines related to your travel and hospitality clients, including your most significant client in that sector, Airbnb.
      In response to the Staff   s comment, the Company has revised the
disclosure on page 78 of the Second
      Amended Draft Registration Statement and included a discussion of the full year results for 2020 on page 79 of the Second Amended Draft Registration Statement.

Business, page 116
2. We note your responses to prior comments 8 and 13 regarding how the geographic locations of your clients relate to your geographic revenues. Please incorporate your responses to these comments in your registration statement to clarify how each of your locations will service clients from particular geographic locations.
      In response to the Staff   s comment, the Company has revised the
disclosure on pages 75, 97, 98, 101, 104,
      105, 106, 107, 108, 111, 112, 113 and 140 of the Second Amended Draft
Registration Statement.

Description of Certain Indebtedness, page 159
3. We note your response to prior comment 15 regarding your debt agreements. Given the total amount of credit available under the OCBC Facility, please file your OCBC Facility agreements as an exhibit pursuant to Item
     601(b)(10) of Regulation S-K.
       The Company respectfully submits that it has included the agreement as an exhibit in the Second Amended
      Draft Registration Statement.
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Consolidated Statement of Financial Position, page F-5
4. We note your early adoption of IFRS 16 as of January 1, 2017 using the full retrospective approach. Please include three statements of financial position. Refer to paragraphs 10(f) and 40A-40D of IAS 1.
      In response to the Staff   s comment, the Company respectfully advises
the Staff that the three statements of
      financial position were previously presented in the Group   s
consolidated financial statements for the years
      ended December 31, 2018 and 2017 (included in the Draft Registration Statement submitted February 14,
      2020 (the    Initial Draft Registration Statement   )) in which the
opening statement of financial position as of
      January 1, 2017 was presented when IFRS 16 was early adopted using the full retrospective approach.
      For the Group   s consolidated financial statements for the years ended
December 31, 2019 and 2018, the
      Company does not consider its application of IFRS 16 to be a retrospective application of accounting policy as it has been applied for the financial years ended December 31, 2018 and 2017, thus paragraphs 10(f) and 40A-
      40D of IAS 1 would not apply in this instance.

Voluntary Submission
5. The Company respectfully submits and explains that it changed its methodology for counting number of clients between the filing of the Draft Registration Statement on Form F-1
submitted February 14, 2020 (the    Initial
     Draft Registration Statement   ) (and preparation of the associated
Submitted Material (as defined below)) and
     the filing of the Amended Draft Registration Statement. The Company respectfully submits that on pages 15,
     63, 75, 112 and 115 of the Initial Draft Registration Statement and in Exhibit C (page 152) of the Response to
     the Staff   s Comments dated March 12, 2020 on the Draft Registration
Statement Submitted February 14, 2020
     (the    Submitted Material   ), the Company determined the number of its
clients at the end of a period by
     counting the clients to which it provided services within such period. After the submission of the Initial Draft
     Registration Statement and prior to the submission of the Amended Draft Registration Statement, the Company
     revised its methodology for determining the number of its clients at the end of a period by instead counting the clients to which it provided services at the time of the end of the period (as opposed to within such period). The
     Company believes that the revised methodology, which results in a lower number, provides a more reliable
     indicator of the Company   s business as it excludes one-off transactions
that were completed earlier in the year
     and did not result in follow-on engagements that continued through the end of the year. The Company has revised the Amended Draft Registration Statement to include footnotes to further explain the methodology for its calculation of number of clients on pages 18, 68 and 84 of the Second Revised Draft Registration Statement.

                                                    *      *     *
                                                           3

     If you have any questions regarding the Second Amended Draft Registration Statement, please contact the undersigned by phone at
+65 6434-2980 or via e-mail at rajeev.duggal@skadden.com.

                                                                       Very
truly yours,
                                                                       /s/
Rajeev Duggal
                                                                       Rajeev
Duggal

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